RiverSource Variable Series Trust

Seligman Portfolios, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

December 3, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RiverSource Variable Series Trust (Registration Nos. 333-146374; 811-22127)
Seligman Portfolios, Inc. (Registration Nos. 033-15253; 811-05221)
(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, each a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting and proxy statement in connection with a special meeting of shareholders of RiverSource Variable Portfolio - Balanced Fund, RiverSource Variable Portfolio - Cash Management Fund, RiverSource Variable Portfolio - Core Equity Fund, RiverSource Variable Portfolio - Diversified Bond Fund, RiverSource Variable Portfolio - Diversified Equity Income Fund, RiverSource Variable Portfolio - Dynamic Equity Fund, RiverSource Variable Portfolio - Global Bond Fund, RiverSource Variable Portfolio - Global Inflation Protected Securities Fund, RiverSource Variable Portfolio - High Yield Bond Fund, RiverSource Variable Portfolio - Income Opportunities Fund, RiverSource Variable Portfolio - Limited Duration Bond Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund, RiverSource Variable Portfolio - Mid Cap Value Fund, RiverSource Variable Portfolio - S&P 500 Index Fund, RiverSource Variable Portfolio - Short Duration U.S. Government Fund, Seligman Variable Portfolio - Growth Fund, Seligman Variable Portfolio - Larger-Cap Value Fund, Seligman Variable Portfolio - Smaller-Cap Value Fund, Threadneedle Variable Portfolio - Emerging Markets Fund, Threadneedle Variable Portfolio - International Opportunity Fund, Variable Portfolio - Aggressive Portfolio, Variable Portfolio - AllianceBernstein International Value Fund, Variable Portfolio - American Century Diversified Bond Fund, Variable Portfolio - American Century Growth Fund, Variable Portfolio - Columbia Wanger International Equities Fund, Variable Portfolio - Columbia Wanger U.S. Equities Fund, Variable Portfolio - Conservative Portfolio, Variable Portfolio - Davis New York Venture Fund, Variable Portfolio - Eaton Vance Floating-Rate Income Fund, Variable Portfolio - Goldman Sachs Mid Cap Value Fund, Variable Portfolio - Invesco International Growth Fund, Variable Portfolio - J.P. Morgan Core Bond Fund, Variable Portfolio - Jennison Mid Cap Growth Fund, Variable Portfolio - Marsico Growth Fund, Variable Portfolio - MFS Value Fund, Variable Portfolio - Moderate Portfolio, Variable Portfolio - Moderately Aggressive Portfolio, Variable Portfolio - Moderately Conservative Portfolio, Variable Portfolio - Mondrian International Small Cap Fund, Variable Portfolio - Morgan Stanley Global Real Estate Fund, Variable Portfolio - NFJ Dividend Value Fund, Variable Portfolio - Nuveen Winslow Large Cap Growth Fund, Variable Portfolio - Partners Small Cap Growth Fund, Variable Portfolio - Partners Small Cap Value Fund, Variable Portfolio - PIMCO Mortgage-Backed Securities Fund, Variable Portfolio - Pyramis International Equity Fund, Variable Portfolio - Wells Fargo Short Duration Government Fund and Seligman Global Technology Portfolio (each, a “Fund” and collectively, the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) the election of nominees to each Registrant’s board of directors/trustees; (ii) a proposed Investment Management Services Agreement between each Registrant, on behalf of its Fund(s), and Columbia Management Investment Advisers, LLC (“Columbia Management”); and (iii) a proposal authorizing Columbia Management to enter into and material amend sub-advisory agreements, in the future, with the approval of a Registrant’s board of directors but without obtaining additional shareholder approval.

Columbia Funds Series Trust and RiverSource Strategy Series, Inc., each an affiliated registered investment company of the Registrants, filed on November 2, 2010 and November 10, 2010, respectively, a preliminary notice of special meeting and proxy statement pursuant to Rule 14a-6(a) with proposals similar to this filing and received comments from Ms. Laura Hatch of the staff of the Securities and Exchange Commission. We have incorporated those comments, as appropriate, in this filing.

If you have any questions or comments, please contact me at (212) 850-1703.

Very truly yours,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary